USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

December 17, 2007

LaTonya Reynolds, Esquire
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

     Re: USA Technologies, Inc. (the “Company”)
         Registration Statement on Form S-1
         Registration Statement No. 333-147465

Dear Ms. Reynolds:

     We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, and Rule 461, enter an appropriate order making the above-captioned Registration
Statement (the “Registration Statement”) effective on Thursday,
December 20, 2007 at 1:00 p.m., or as soon thereafter as
practicable.

     We hereby confirm that we are aware of our statutory
responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934, as they relate to the Registration
Statement.

     We hereby acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration
Statement effective, we do not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that the actions of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration
Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We further acknowledge that the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ George R. Jensen, Jr.
George R. Jensen, Jr.
Chairman and Chief Executive
Officer